UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended December 31, 2017

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurgaon, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

1.	Announcement of Unaudited Financial Results for the Quarter Ended December 31, 2017

On February 8, 2018, MakeMyTrip Limited (“MakeMyTrip”) issued an earnings release announcing its unaudited financial results for the fiscal third quarter 2018 (i.e. quarter ended December 31, 2017). A copy of the earnings release dated February 8, 2018 is attached hereto as Exhibit 99.1.

MakeMyTrip is incorporating by reference the information set forth in the body of this Form 6-K and certain information set forth in Exhibit 99.1 (only its unaudited condensed consolidated interim financial statements as of December 31, 2017 and for the three months and nine months ended December 31, 2017 and 2016 comprising “Condensed Consolidated Interim Statement Of Financial Position”, “Condensed Consolidated Interim Statement Of Profit Or Loss And Other Comprehensive Income (Loss)”, “Condensed Consolidated Interim Statement Of Changes In Equity”, “Condensed Consolidated Interim Statement Of Cash Flows” and “Reconciliation Of IFRS To Non-IFRS Financial Measures”, and the sections titled, “Other Information — Share Repurchase”, “Fiscal 2018 Third Quarter Financial Results”, “About Non-IFRS Financial Measures” and “Safe Harbor Statement”) into its two automatically effective resale shelf registration statements on Form F-3 (File No. 333-219337) dated July 18, 2017, as amended, and Form F-3 (File No. 333-219342) dated July 19, 2017, as amended.

2.	Resignation of Independent Director

Yuvraj (Raj) Thacoor, an independent director of MakeMyTrip for the purposes of the Nasdaq Stock Market, Marketplace Rules and a nominee of MIH Internet SEA Pte. Ltd. (“MIH Internet”), notified the Board of Directors of MakeMyTrip of his intention to resign from the Board of Directors of MakeMyTrip, effective May 7, 2018. Mr. Thacoor indicated that his decision to resign was not a result of any disagreement with MakeMyTrip on any matter relating to its operations, policies or practices. On February 7, 2018, the Board of Directors accepted and approved the resignation of Mr. Thacoor and thanked Mr. Thacoor for his service as a director of MakeMyTrip.

Following the resignation of Mr. Thacoor, MIH Internet expects to nominate a replacement director to the Board of Directors of MakeMyTrip, in accordance with the Terms of Issue of the Class B Shares.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated February 8, 2018.

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated February 8, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2018

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer